Exhibit 99.1

NEWS RELEASE

OTC BB: MGWSF   Cusip: #585168 107

MegaWest Appoints Fred S. Zeidman as Director

Calgary, Alberta; November 17, 2009 - MegaWest Energy Corp., (the “Company” or “MegaWest”), is very pleased to announce the appointment of Mr. Fred S. Zeidman of Houston Texas to its Board of Directors. By adding another independent Director, MegaWest is strengthening its corporate governance model.  Mr. Zeidman will serve on the Audit and Reserves Committees in addition to his participation on the Board.

Mr. Zeidman has held leadership positions in a number of energy related companies. He is Chairman of the Board of Sulphco Incorporated, an innovative crude oil service company. He is the former Chairman of the Board of Houston-based Seitel, Inc., a leading provider of seismic data and related geophysical expertise to the petroleum industry. He also served as Chairman of the Board of Unibar Corporation, the largest domestic independent drilling fluids company, until its sale in 1991 to Anchor Drilling Fluids. He currently serves as a director and Interim President for Nova Biosource Fuels, Inc. (Nova Biosource), a publicly traded refiner and marketer of renewable biodiesel fuel products. Mr. Zeidman is also a Senior Director for Governmental Affairs at Ogilvy Government Relations in Washington D.C.

In addition, in March 2002, Mr. Zeidman was appointed by President George W. Bush to serve as the Chairman of the U.S. Holocaust Memorial Council, which is the United States Holocaust Memorial Museum’s governing board. A prominent Houston-based business and civic leader, he has served as Managing Partner of WoodRock & Company; Chairman, Southwest Region, Anti-Defamation League; Vice Chairman of the Board of Regents, Texas Southern University; Texas State Chairman, Israel Bonds; and the Vice Chairman, Republican Jewish Coalition. He also serves as Vice Chairman of The University of Texas Health Science Center Houston and Vice Chair of the Audit and Finance Committee of the University of St. Thomas; on the Executive Committees of the American Israel Public Affairs Committee (AIPAC); the Houston Jewish Community Foundation; and the Houston Ear Research Foundation. He has played a leadership role in a number of other organizations, including the Jewish Federation of Greater Houston and the American Jewish Committee.

MegaWest is a publicly traded independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil.

FOR FURTHER INFORMATION PLEASE CONTACT:

R. William (Bill) Thornton, President and CEO Telephone: 403.984.6342 Kelly D. Kerr, Vice President Finance and CFO Telephone: 403.984.6306	Suite 800, 926 - 5th Avenue SW Calgary, AB T2P 0N7 Email: investor.relations@megawestenergy.com Website: www.megawestenergy.com

Forward-Looking Statements
This press release contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future employee retention.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.